FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


April 27, 2005

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                      Mississauga, Ontario, Canada L4V 1S7
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                 Form 20-F   _______             Form 40-F ___X___


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes _______                    No ___X___

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

Documents Included as Part of this Report:


No.        Document

1. April 21, 2005 - Cedara Software Announces Third Quarter Earnings Conference Call

2. April 26, 2005 - Merge eFilm and Cedara Software Corp. announce that their security holders will vote on merger at May 24, 2005 meetings

3.         April 27, 2005 - Cedara Software Announces Third Quarter Results

                                                                     Document 1

                            [Logo Graphic Omitted]
                                     CEDARA

FOR IMMEDIATE RELEASE:

Contact:                                                          News Release
Bharti Patel, Manager, Investor Relations
Cedara Software Corp.
(905) 672-2100 ext. 2279
bpatel@cedara.com
-----------------

Attention: Business/Financial Editors:

                        CEDARA SOFTWARE CORP. ANNOUNCES
                     THIRD QUARTER EARNINGS CONFERENCE CALL

TORONTO, April 21, 2005 - CEDARA SOFTWARE CORP. (TSX:CDE/NASDAQ:CDSW), a leading independent provider of medical imaging technologies for the global healthcare market, announced that it will release its financial results for the fiscal year 2005 3rd Quarter ended March 31, 2005 on Wednesday, April 27th, 2005 after the market close.

Conference Call Information

Cedara will conduct a conference call and web cast to discuss results and corporate strategy on Thursday, April 28th, 2005 at 11:00 am EST. The conference call can be accessed via audio web cast by visiting:
        http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=1092080

Participants in the conference call are asked to dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the April 28th, 2005 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight May 31, 2005. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3150235#.

About Cedara Software Corp

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centres. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.

                                                                     Document 2

[Logo Graphic Omitted]       [Logo Graphic Omitted]
        MERGE                       CEDARA
       eFILM
                                                                   NEWS RELEASE
                                                          For Immediate Release

                                                                      Contacts:
                                                                    Merge eFilm
                             Scott Veech, Chief Financial Officer, 414-977-4264
                                                          Cedara Software Corp.
                    Brian Pedlar, Chief Financial Officer, (905) 672-2101 x2015


            MERGE EFILM AND CEDARA SOFTWARE CORP ANNOUNCE THAT THEIR SECURITYHOLDERS WILL VOTE ON MERGER AT MAY 24, 2005 MEETINGS


            Milwaukee, WI, USA, and Toronto, ON, Canada, April 26, 2005 - Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, and Cedara Software Corp. (NASDAQ: CDSW/TSX:CDE), today announced that the mailing to both companies' securityholders of the definitive joint proxy statement and management information circular in connection with their proposed merger transaction will commence on or about April 26, 2005. In addition, Cedara has confirmed that the Ontario Superior Court of Justice has granted an interim order approving the holding of a special meeting for Cedara securityholders.

            Cedara will hold a special meeting of its securityholders on May 24, 2005 to vote on the companies' proposed merger. As part of its annual meeting to be held on May 24, 2005, Merge eFilm's shareholders will vote on the companies' proposed merger. Merge eFilm and Cedara shareholders of record at the close of business on April 22, 2005 will be entitled to vote on the proposed merger.

            Assuming Cedara securityholders and Merge eFilm shareholders approve the merger transaction, final court approval will be required and sought from the Ontario Superior Court of Justice on May 26, 2005. The transaction is expected to close during the week of May 30, 2005.

About Merge eFilm
Merge eFilm is a global healthcare software and services company focused on accelerating the productivity of imaging centers, small- to medium-sized hospitals and clinics with a suite of RIS/PACS products that more efficiently streamline, integrate and distribute image and information workflow across the healthcare enterprise. Since 1987, Merge eFilm has leveraged its healthcare integration and connectivity experience to create workflow solutions that improve our customers' productivity and enhance the quality of care they provide. For more information about Merge eFilm's products and services, visit our website at www. merge-efilm.com, or call Beth Frost-Johnson, Senior Vice President-Marketing and Strategic Planning, at 414-977-4254, email bfrost@merge-efilm.com.

About Cedara Software Corp
Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centers. Cedara is quite unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. For more information about Cedara's products and services, visit our website at www.cedara.com, or call Jacques Cornet, Vice President of Marketing & Operations, at (905) 672-2100 ext. 2564, email: info@cedara.com.

                                     # # #

    Notice to Investors, Prospective Investors and the Investment Community
          Cautionary Information Regarding Forward-Looking Statements

         Statements in this press release regarding the proposed merger of Merge Technologies, (d.b.a. Merge eFilm) and Cedara Software Corp. which are not historical facts, including expectations of financial results for the combined companies (e.g., projections regarding revenue, earnings, cash flow, cost savings and future growth), are "forward-looking statements." All forward-looking statements are inherently uncertain as they are based on various expectations and assumptions concerning future events and they are subject to numerous known and unknown risks and uncertainties which could cause actual events or results to differ materially from those projected. Investors are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements.


         Certain factors that could cause Merge eFilm's and Cedara's results to differ materially from those described in the forward-looking statements can be found in the definitive proxy statement/management information circular filed with the Securities and Exchange Commission. Merge eFilm and Cedara undertake no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                             Additional Information

         Shareholders are urged to read the definitive joint proxy statement/management information circular regarding the proposed transaction, because it contains important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings containing information about Merge eFilm and Cedara, without charge, at the Securities and Exchange Commission's internet site (http://www.sec.gov). Copies of the joint proxy statement/management information circular and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement/management information circular can also be obtained, without charge, by directing a request to Merge eFilm's Investor Relations Department at Merge eFilm's principal executive offices located at 1126 South 70th Street, Suite S107B, Milwaukee, Wisconsin 53214-3151; telephone number (414) 977-4000. The respective directors and executive officers of Merge eFilm and Cedara may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Merge eFilm's directors and executive officers is available in the definitive joint proxy statement/management information circular filed with the Securities and Exchange Commission, and information regarding Cedara's directors and executive officers is available in the definitive joint proxy statement/management information circular filed with the Securities and Exchange Commission.

                                                                     Document 3

                            [Logo Graphic Omitted]
                                     CEDARA


FOR IMMEDIATE RELEASE:

Contact:                                                           News Release
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
brian.pedlar@cedara.com
-----------------------


Attention: Business/Financial Editors:


                           CEDARA SOFTWARE ANNOUNCES

                     RECORD QUARTERLY REVENUE AND EARNINGS

   o Record quarterly revenue of $24.4 million - up over 80% from same quarter of previous year

   o  Solid performances in both core businesses - OEM and Direct-to-Hospital

   o Record quarterly profits of $6.2 million - after deducting merger expenses and purchase accounting adjustments of $2.1 million


TORONTO, April 27, 2005 - CEDARA SOFTWARE CORP. (TSX:CDE/NASDAQ:CDSW), named Fastest Growing Healthcare Company for 2004 by America's foremost market research firm Frost and Sullivan, today announced record financial results for the 2005 fiscal year third quarter ended March 31, 2005.

Cedara's revenues for the quarter were $24.4 million, up 81% from $13.5 million in the same quarter of the previous year. This is the second quarter to include the impact of Cedara's acquisition of eMed Technologies which closed on October 8, 2004. Cedara's revenue from sales to OEM customers grew over 21% for the quarter, compared to the same quarter last year, and represented 67% of total third quarter revenue. Revenue from sales directly to hospitals, imaging centres and medical clinics accounted for the other 33%.

Net income for the quarter was $6.2 million, up 21% compared to net income of $5.1 million in the same quarter last year. Reported net income for the quarter incorporates $1.2 million of expenses associated with the proposed merger with Merge Technologies Inc. and $0.9 million of purchase accounting adjustments associated with the acquisition of eMed. Despite these non-operating expenses, diluted earnings per share were $0.18, similar to that achieved last year.

For the nine months ended March 31, 2005, revenues were $59.7 million, up 67% from $35.7 million in the previous year. Net income for the nine months ended March 31, 2005 was $14.3 million, up 34% from $10.7 million. Diluted earnings per share of $0.43 were up from $0.38 in the previous year.

Strong growth in revenue for the quarter included a 36% increase in software license revenue to $13.2 million. Sales of solutions and workstations (including bundled software and hardware) increased to $5.3 million. Support services revenue increased to $3.8 million, while engineering services revenue declined slightly to $2.1 million.

The gross margin of $18.3 million for the quarter, or 75% of revenue, includes margin from sales directly to hospitals and imaging clinics at an average of 56% of revenue and a number of new software license arrangements entered into in the quarter that traditionally have higher margins.

Operating expenses in the third quarter increased to $12.0 million. The increase reflects: inclusion of eMed's operating expenses which were not included in prior comparative periods, the impact of acquisition-related charges, and increased spending on sales and marketing activities. For the nine months ended March 31, 2005, operating expenses increased $13.7 to $30.2 million.

"We are delighted with Cedara's continued success in the medical imaging global marketplace and our seventh consecutive quarter of strong revenue and profits," said Abe Schwartz, Cedara's President and Chief Executive Officer. "With the completion of our pending merger with Merge eFilm, we will become an even stronger company."

"Cedara continues to be successful because of our excellent engineers, leading technologies and long-term customer relationships," said Brian Pedlar, Cedara's Chief Financial Officer. "The market is very excited about Cedara's industry-leading clinical applications and suite of new technologies. We are building a very special company with a unique ability to execute on Cedara's dual strategy of selling world-class medical technologies to OEMs and directly to hospitals and imaging centres."

On January 18, 2005, Cedara announced it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval. A special meeting of Cedara shareholders is set for May 24, 2005 at 10:00 am at the Toronto Stock Exchange auditorium.

For further information, please contact:
Brian Pedlar, Chief Financial Officer
Cedara Software Corp.,
(905) 672-2100, Extension 2015
brian.pedlar@cedara.com

Conference Call Information

The Cedara Software Corp. third quarter fiscal 2005 conference call and web cast to discuss results and corporate strategy is scheduled for 11:00 am EST on Thursday, April 28, 2005. The conference call can be accessed via audio web cast by visiting:

           http://www.cedara.com/investors/teleconference_webcast.htm
           ----------------------------------------------------------

Participants in the conference call are asked to dial 416-405-9328 or 1-800-387-6216, five to ten minutes prior to the April 28th, 2005, 11:00 am start of the teleconference to participate in the call. This conference call will be recorded and will be available on instant replay at the end of the call, until midnight May 31st, 2005. To listen to the replay, please dial 416-695-5800 or 1-800-408-3053, and enter pass code 3150235#.

About Cedara Software Corp

Cedara Software Corp. is a leading independent provider of medical imaging technologies. Cedara's software is deployed in hospitals and clinics worldwide and is licensed by many of the world's leading medical device and healthcare information technology companies. Approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara recently acquired eMed Technologies Corporation, widely known as a provider of innovative PACS and teleradiology solutions that have been installed in over 2,000 hospitals and imaging centres. Cedara is unique in that it has technologies and expertise that span all the major digital imaging modalities including computed tomography (CT), magnetic resonance imaging (MRI), digital X-ray, mammography, ultrasound, echo-cardiology, angiography, nuclear medicine, positron emission tomography
(PET) and fluoroscopy. Furthermore, the Company's medical imaging offerings are used in all aspects of clinical workflow including the capture of a patient's digital image; the archiving, communication and manipulation of digital images; sophisticated clinical applications to analyze digital images; and even the use of imaging in minimally-invasive surgery. On January 18, 2005, Cedara announced that it had signed a definitive agreement to merge with Merge Technologies Incorporated (NASDAQ: MRGE), d.b.a. Merge eFilm, in an all-stock transaction. The merger is subject to shareholder and regulatory approval.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and the actual results may differ materially from what is currently expected. In particular, statements relating to the healthcare imaging software market and market share, relating to the Company's expectations concerning its licensed software products, relating to the Company's expectations as to revenues, costs and cash flows, relating to the acquisition of eMed and relating to the proposed merger with Merge eFilm are forward looking statements. The assumptions, uncertainties and risks upon which these forward looking statements are based include, but are not limited to: dependence on key personnel of the Company, dependence on major customers and individual contracts, fluctuations in quarterly financial results, competitive pressures (including price competition), rapid technological change, exchange rate fluctuations, risks associated with international operations, dependence on intellectual property rights, regulatory clearances and approvals for new products, risks relating to product defects and product liability, adverse consequences of financial leverage, ability to service debt, continued acceptance of the Company's products, regulatory changes to the health care industry, seasonality, economic and political conditions, risks relating to the acquisition of eMed and risks relating to the proposed merger with Merge eFilm including risks associated with obtaining regulatory and shareholder approvals without unexpected delays or conditions, timely implementation and execution of merger integration plans, retention of customers and the Company's original employees, successfully leveraging Merge eFilm's and the Company's comprehensive product offering to the combined customer base and sustaining continued growth at rates approximating recent levels. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.

Three pages of consolidated financial statements follow:


CEDARA SOFTWARE CORP.

Consolidated Balance Sheets
(In thousands of Canadian dollars)

-----------------------------------------------------------------------------------------------------------
                                                               March 31, 2005           June 30, 2004
-----------------------------------------------------------------------------------------------------------
                                                                (Unaudited)
Assets
Current assets
   Cash and cash equivalents                                   $    36,640             $   40,510
   Short-term investments                                                -                 10,902
   Accounts receivable                                              16,907                  7,449
   Inventory                                                         1,792                    268
   Prepaid expenses and other assets                                 2,377                    881
   --------------------------------------------------------------------------------------------------------
                                                                    57,716                 60,010

Capital assets                                                       2,189                  2,201
Long-term investments                                                2,839                    510
Intangible assets                                                   11,623                    373
Goodwill                                                            33,682                  9,053
-----------------------------------------------------------------------------------------------------------
                                                               $   108,049             $   72,147
===========================================================================================================

Liabilities and Shareholders' Equity

Current liabilities
   Bank indebtedness                                           $    12,700             $       -
   Accounts payable and accrued liabilities                          8,820                 4,207
   Deferred revenue                                                  5,360                   861
   Current liabilities of discontinued operations                        -                   986
   --------------------------------------------------------------------------------------------------------
                                                                    26,880                 6,054

Long-term liability                                                    201                     -
Non-current portion of provision for loss on sublease                    8                    44

Shareholders' equity
  Capital stock                                                    163,587               161,536
  Contributed surplus                                                  962                   388
  Deficit                                                          (81,545)              (95,875)
  Cumulative translation adjustment                                 (2,044)                    -
  ---------------------------------------------------------------------------------------------------------
                                                                    80,960                66,049
-----------------------------------------------------------------------------------------------------------
                                                              $    108,049            $   72,147
===========================================================================================================


CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Operations
(In thousands of Canadian dollars, except per share amounts)

=====================================================================================================================
                                                                Three Months Ended           Nine Months Ended
                                                                     March 31                     March 31
                                                             --------------------------------------------------------
                                                                2005          2004          2005          2004
---------------------------------------------------------------------------------------------------------------------

Revenue                                                      $  24,395    $  13,450     $   59,709     $  35,701

Direct costs                                                     6,062        2,737         15,148         7,708
---------------------------------------------------------------------------------------------------------------------

Gross margin                                                    18,333       10,713         44,561        27,993

Expenses:
     Research and development                                    3,044        1,971          7,869         6,385
     Sales and marketing                                         3,400        1,068          8,675         3,480
     General and administration                                  3,093        1,848          7,992         5,133
     Severance costs (recovery)                                    171           64            586          (120)
     Other charges                                               1,320           22          2,882           240
     Amortization of intangible assets                             647           47          1,248           149
     Depreciation and amortization                                 330          409            987         1,262
     ----------------------------------------------------------------------------------------------------------------
                                                                12,005        5,429         30,239        16,529

---------------------------------------------------------------------------------------------------------------------
Income before interest expense                                   6,328        5,284         14,322        11,464

Interest expense, net                                              115          156             27           758
---------------------------------------------------------------------------------------------------------------------
Income from continuing operations                                6,213        5,128         14,295        10,706

Income from discontinued operations                                  -            -             35             -
---------------------------------------------------------------------------------------------------------------------
Net income                                                   $   6,213    $   5,128     $   14,330     $  10,706
=====================================================================================================================

Earnings per share from continuing operations
       Basic                                                 $    0.20    $    0.20     $     0.45     $    0.43
       Diluted                                               $    0.18    $    0.18     $     0.43     $    0.38

Earnings per share
       Basic                                                 $    0.20    $    0.20     $     0.45     $    0.43
       Diluted                                               $    0.18    $    0.18     $     0.43     $    0.38
=====================================================================================================================
Weighted average number of shares outstanding:
     Basic                                                  31,680,694   26,007,932     31,519,494    24,723,842
     Diluted                                                33,801,761   28,749,093     33,477,310    28,047,148



CEDARA SOFTWARE CORP.

Unaudited Consolidated Statements of Cash Flows
(In thousands of Canadian dollars)

===========================================================================================================================
                                                                     Three Months Ended             Nine Months Ended
                                                                          March 31                      March 31
                                                                      2005         2004           2005            2004
---------------------------------------------------------------------------------------------------------------------------

Cash provided by (used in):
Operating activities:
   Net income from continuing operations                          $   6,213    $   5,128      $  14,295      $  10,706
   Items not involving cash:
     Depreciation and amortization                                    1,131          456          2,528          1,411
     Stock based compensation expense                                   330           -             574              -
     Accretion of interest on convertible subordinated debentures         -           -               -             36
     Other                                                               85          (99)           910            241
---------------------------------------------------------------------------------------------------------------------------
                                                                      7,759        5,485         18,307         12,394
---------------------------------------------------------------------------------------------------------------------------

   Change in non-cash operating working capital:
     Accounts receivable                                                684          496        (10,135)        (3,372)
     Inventory                                                         (172)          20           (254)           108
     Prepaid expenses and other assets                                 (413)         154           (673)          (206)
     Accounts payable and accrued liabilities                          (459)         (42)           156         (2,380)
     Deferred revenue                                                  (170)       1,116          1,294          1,253
---------------------------------------------------------------------------------------------------------------------------
                                                                       (530)       1,744         (9,612)        (4,597)
---------------------------------------------------------------------------------------------------------------------------
                                                                      7,229        7,229          8,695          7,797
Investing activities:
     Decrease in short term investments                                   -            -         10,902              -
     Acquisition of eMed, net of cash acquired                         (249)           -        (36,751)             -
     Proceeds from sale of investments in shares                          -            -            273              -
     Additions to intangible assets                                     (41)         (12)           (61)           (66)
     Additions to capital assets                                       (142)        (225)          (646)          (656)
     ----------------------------------------------------------------------------------------------------------------------
                                                                       (432)        (237)       (26,283)          (722)
Financing activities:
     Increase (decrease) in bank indebtedness                        (5,124)      (8,944)        13,297         (9,493)
     Decrease in long-term liability                                    (36)           -            (40)             -
     Issue of shares on exercise of options                             675          775          2,051          1,624
     Issue of shares on equity financing                                  -       47,100              -         47,100
     Issue of shares on exercise of warrants                              -          105              -            105
     ----------------------------------------------------------------------------------------------------------------------
                                                                     (4,485)      39,036         15,308         39,336
Effect on exchange rate changes on cash and cash
   equivalents                                                          115            -         (1,555)             -
---------------------------------------------------------------------------------------------------------------------------
Change in cash and cash equivalents from continuing
   operations                                                         2,427       46,028         (3,835)        46,411

Change in cash and cash equivalents from discontinued
   operations                                                             -            9            (35)          (374)

Cash and cash equivalents, beginning of period                       34,213            -         40,510              -
---------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents, end of period                          $  36,640    $  46,037      $  36,640      $  46,037
===========================================================================================================================

                                                             -30-


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

April 27, 2005


                                              CEDARA SOFTWARE CORP.



                                              By:  /s/ BRIAN PEDLAR
                                                 -----------------------------
                                                  Brian Pedlar
                                                  Chief Financial Officer